EXHIBIT 1
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                                 HARVEST ENERGY
                                      TRUST

                                    NOTICE OF
                    ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
                      TO BE HELD ON WEDNESDAY, MAY 4, 2005

         The annual meeting of the unitholders of Harvest Energy Trust will be held in the Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue SW, Calgary, Alberta on Wednesday, May 4, 2005 at 3:00 p.m. (Calgary time) to:

1. receive and consider our financial statements for the year ended December 31, 2004, together with the report of the auditors;

2.       appoint Valiant Trust Company to act as our trustee;

3. fix the number of directors of Harvest Operations Corp. to be elected at the meeting at 6 members;

4.       elect 6 directors of Harvest Operations Corp.;

5. appoint the auditors and to authorize the directors to fix their remuneration as such;

6.       approve the amendment of our trust indenture;

7.       approve the amendment of our trust unit rights incentive plan; and

8. transact such other business as may properly be brought before the meeting or any adjournment thereof.

         The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

         If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 310, 606 - 4th Street SW, Calgary, Alberta T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 2 business days before the time for holding the meeting or any adjournment thereof.

         Only unitholders of record at the close of business on March 16, 2005 will be entitled to vote at the meeting, unless that unitholder has transferred any units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the units and demands that the transferee's name be included on the list of unitholders.

         DATED at Calgary, Alberta this 16th day of March, 2005.

                      By order of the Board of Directors of
                            Harvest Operations Corp.



                              (signed) Jacob Roorda
                                    President